UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y109

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y109
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
6,355,581
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 6,355,581
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
6,355,581
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.6% (1)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1
This percentage is based on 398,311,755 outstanding shares of the Issuer’s Common Stock as of May 23, 2011 (as reported in the Issuer’s Current Report on Form 8-K filed on May 23, 2011).  In addition, the Issuer has outstanding 173,189.5678 shares of Series D Stock (as defined herein).  If the outstanding shares of Series D Stock were converted into shares of Common Stock, an additional 173,189,567 shares of Common Stock would be outstanding.  In that event, the ownership percentage of the Reporting Persons would be 1.1%.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y109
1		NAMES OF REPORTING PERSONS
Silver Point Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
6,355,581
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 6,355,581
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
6,355,581
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.6% (1)
14		TYPE OF REPORTING PERSON
OO
*See Item 5.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y109
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
6,355,581
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 6,355,581
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
6,355,581
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
1.6% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

SCHEDULE 13D

CUSIP NO. Common Stock - 60935Y109
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
6,355,581
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 6,355,581
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,355,581
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
1.6% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

    This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008 (the “Original 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on March 9, 2011 and Amendment No. 2 filed by the Reporting Persons on May 10, 2011 (as amended, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Original 13D.

Item 1.  Security and Issuer.

    Item 1 of the Schedule 13D is hereby restated in its entirety with the following:

    This Schedule 13D is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to the shares of common stock (“Common Stock”), par value $0.01 per share, of MoneyGram International, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 2828 N. Harwood Street, 15th Floor, Dallas, Texas 75201.

    The Reporting Persons currently hold Common Stock and previously held Series B Participating Convertible Preferred Stock, par value $0.01 per share (“Series B Stock”).  The THL Investors (as defined herein) currently hold Common Stock and previously held Series B Stock.  The GS Investors (as defined herein) currently hold Series D Participating Convertible Preferred Stock, par value $0.01 per share (“Series D Stock”) and previously held Series B-1 Participating Convertible Preferred Stock, par value $0.01 per share (“Series B-1 Stock”).  The Series D Stock is convertible, subject to certain limitations, into Common Stock.

Item 2.  Identity and Background.

    Paragraphs (a) – (b) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety with the following:

    (a)-(b)

    This Amendment No. 3 is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Management, LLC, a Delaware limited liability company ("Management"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership by Silver Point Capital Fund, L.P., a Delaware limited partnership (the "Silver Point Fund") and Silver Point Capital Offshore Fund, Ltd., a Cayman Islands company (the "Silver Point Offshore Fund"), of Common Stock, which shares are held by SPCP Group, LLC, a Delaware limited liability company and a wholly owned subsidiary of Silver Point Fund and Silver Point Offshore Fund (“SPCP”).2  The principal business and principal office of the Reporting Persons is located at Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

    The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act with the following persons (the “THL Investors”): (1) THL Equity Advisors VI, LLC, a Delaware limited partnership; (2) Thomas H. Lee Advisors, LLC; (3) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership; (4) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership; (5) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership; (6) THL Equity Fund VI Investors (MoneyGram), LLC (which entity was converted from THL Equity Fund VI Investors (MoneyGram), L.P. on April 2, 2008, (7) THL Coinvestment Partners, L.P., a Delaware limited partnership; (8) THL Operating Partners, L.P., a Delaware limited partnership; (9) Great-West Investors L.P., a Delaware limited partnership (“Great-West”); (10) Putnam Investments Employees’ Securities Company III LLC, a Delaware limited liability company (“Putnam,”); and (11) Putnam Investments Holdings, LLC (“Putnam Holdings”).

    The principal business address and principal office of the THL Investors, other than Putnam, Putnam Holdings, and Great-West is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.  The principal business address and principal office of Putnam Holdings and Putnam is One Post Office Square, Boston, Massachusetts 02109.  The principal business address of Great-West is 8515 East Orchard Road, Greenwood Village, Colorado 80111.

    The Reporting Persons may also be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, with the following persons (the “GS Investors”): affiliates of Goldman, Sachs & Co., including GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Parallel, L.P., GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd., GSMP V Institutional US, Ltd., and The Goldman Sachs Group, Inc. The principal business and principal office of the GS Investors is located at 200 West Street, New York, New York 10282-2188.

    Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, dated May 23, 2011, a copy of which is filed with this Amendment No. 3 as Exhibit 7.01, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 3.  Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D is hereby amended by adding the following paragraph following the last paragraph thereof:

    Pursuant to the Recapitalization (as defined and described in Item 4), the Reporting Persons converted their Series B Stock into shares of Common Stock.  The conversion did not involve the use of any funds or any other consideration by the Reporting Persons.

2
Silver Point is the investment manager of the Silver Point Fund and the Silver Point Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock owned by the Silver Point Fund and the Silver Point Offshore Fund. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock owned by the Silver Point Fund and the Silver Point Offshore Fund. Mr. Edward A. Mulé and Mr. Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owners of the shares of Common Stock owned by the Silver Point Fund and Silver Point Offshore Fund. Silver Point, Management and Messrs. Mulé and O'Shea are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 4. Purpose of Transaction.

    Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

    The Recapitalization closed on May 18, 2011 (the “Recapitalization Closing Date”).  At the closing of the Recapitalization, (i) the holders of Series B Stock (including the Reporting Persons) converted all of the shares of Series B Stock into Common Stock (the “Conversion Common Stock”) in accordance with the Series B Certificate, (ii) the GS Investors converted all of the shares of Series B-1 Stock into Series D Stock in accordance with the Series B-1 Certificate (the “Conversion Series D Stock:”), (iii) the Series D Certificate was amended, (iv) an amount equal to the dividends payable (at the 12.5% accrual rate) on the shares of Series B Stock and Series B-1 Stock with respect to the days between the end of the immediately preceding quarterly dividend period for which dividends were accrued and the Recapitalization Closing Date was paid in cash to the Investors to effect such conversions in accordance with the Series B Certificate and the Series B-1 Certificate, and (v) to forgo the rights to liquidation preferences and future dividends provided for in the Series B Certificate and the Series B-1 Certificate, as applicable, the Company paid the Investors additional consideration in the form of cash and issued to the Investors additional shares of Common Stock or Series D Preferred Stock (together with the Conversion Common Stock, the Conversion Series D Stock, and all shares of stock of the Company into which any of the foregoing are converted, the “Recapitalization Shares”), as applicable (collectively, the “Recapitalization”).  No shares of Series B Stock or Series B-1 Stock remain outstanding.  The Recapitalization did or may result in one or more of the actions specified in clauses (a) – (j) of Item 4 of Schedule 13D, including without limitation a change to the capitalization or dividend policy of the Company.

    As previously disclosed, the Purchase Agreement provides the Investors certain rights to designate Board Representatives.  In connection with the closing of the Recapitalization, the Company filed a Certificate of Amendment to the Company’s Amended and Restated Certification of Incorporation (the “Certificate Amendment”) to amend the Company’s Amended and Restated Certificate of Incorporation to remove the GS Investors’ rights to designate a Board Representative.  The Certificate Amendment provides the THL Investors the right to designate two (2) to four (4) Board Representatives (the “THL Board Representatives”), which THL Board Representatives together shall be authorized to vote (with each THL Board Representative having equal votes) on all matters occasioning action by the Board a total number of votes equal to the number of votes as is proportionate to the Investors’ common stock ownership, calculated on a fully converted basis assuming the conversion of all shares of Series D Stock into common stock.  Therefore, each director designated by the THL Investors has multiple votes and each other director has one vote.

    Except as described herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

    Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of the Series B Stock or Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer's outstanding Common Stock.

Item 5.  Interest in Securities of the Company.

    Item 5 (a) of the Schedule 13D is amended and restated in its entirety with the following:

    (a)

    “The responses to Item 2 are hereby incorporated by reference.

    Based on information provided by the Company, as of May 23, 2011 there were 398,311,755 shares of Common Stock outstanding.  As of the date hereof, the Reporting Persons own 6,355,581 shares of Common Stock as of the date hereof, representing 1.6% of the outstanding Common Stock.  If the shares of Series D Stock held by the GS Investors (as described below) were converted into shares of Common Stock, the Reporting Persons would own 1.1% of the outstanding Common Stock.

    The THL Investors own 308,245,652 shares of Common Stock, representing 77.4% of the outstanding Common Stock.  If the Series D Stock were converted into shares of Common Stock, the THL Investors would own 53.9% of the outstanding Common Stock.

    The GS Investors own 173,189.5678 shares of Series D Stock.  These shares are convertible into 173,189,567 of shares of Common Stock.  If the Series D Stock were converted to Common Stock, the GS Investors would own 30.3% of the outstanding Common Stock.

    As a result of the matters described in Item 4 and Item 6 of this Amendment No. 2 and the Original 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act, with the THL Investors and the GS Investors. The Reporting Persons disclaim beneficial ownership of the securities held by the THL Investors and the GS Investors. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by the THL Investors or the GS Investors for purposes of Section 13(d) of the Act or for any other purpose.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference herein.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the first paragraph thereof:

Effective as of the closing of the Recapitalization, the Recapitalization Agreement and Amendment No. 1 to the Amended and Restated Shareholders Agreement (the “SHA Amendment”), by and among the Company and the Investors, dated as of May 18, 2011, amended certain terms of the Shareholders’ Agreement, including (i) providing that the GS Investors shall be entitled to exercise two of the six "Demand Registrations" (as defined in the Shareholders Agreement), (ii) making all of the Recapitalization Shares subject to the Shareholders Agreement and (iii) terminating Silver Point being a party to the agreement as of the nine-month anniversary of the Recapitalization Closing Date (February 18, 2012).  The SHA Amendment solely gives effect to Section 5.4(j) of the Recapitalization Agreement.  This summary of the SHA Amendment does not purport to be complete and is qualified in its entirety by reference to the SHA Amendment, which is attached as Exhibit 7.23 to Amendment No. 3 to Schedule 13D filed by the THL Investors on May 23, 2011 and incorporated by reference in its entirety into this Item 6.

Item 6 of the Schedule 13D is hereby amended by adding in the following sentence to the end of the second paragraph thereof:

    Effective as of the closing of the Recapitalization, the Recapitalization Agreement and Amendment No. 1 to Registration Rights Agreement (the “Reg Rights Amendment”), by and among the Company and the Investors, dated as of May 18, 2011 amended certain terms of the Registration Rights Agreement, including (i) increasing the number of “Demand Registrations” (as defined in the Registration Rights Agreement) from five to six and (ii) including the Recapitalization Shares in the definition of “Registration Securities” (as defined in the Registration Rights Agreement).  The Reg Rights Amendment solely gives effect to Section 5.4(i) of the Recapitalization Agreement.  This summary of the Reg Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Reg Rights Amendment, which is attached as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on May 23, 2011 and incorporated by reference in its entirety into this Item 6.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the third paragraph thereof:

    Pursuant to the 2009 Letter Agreement, Silver Point has appointed Equity Fund as proxy, with the full power of substitution and authorized Equity Fund to vote all of its shares of stock acquired pursuant to the 2009 Letter Agreement and any shares into which such shares are converted (the “Transferred Shares”), in such manner as stock held by the Reporting Person are voted (the “Proxy”).  Additionally, pursuant to the 2009 Letter Agreement, SPCP and the THL Investors have agreed that SCPC may not sell or transfer any Transferred Shares unless the THL Investors sell or transfer any shares of stock to an unaffiliated third party, in which case, SCPC shall sell or transfer, in the same transaction and on the same terms and conditions, a number of Transferred Shares equal to the number of shares being sold or transferred by the THL Investors multiplied by the Applicable Percentage (the “Co-Exit Rights”).  Concurrently with entry into the Recapitalization Agreement, Silver Point and the THL Investors entered into a letter agreement (the “Amendment Letter”) amending certain terms of the 2009 Letter Agreement, including (i) making all of the Recapitalization Shares subject to the 2009 Letter Agreement and (ii) terminating the Proxy and the Co-Exit Rights on the nine (9) month anniversary of the Recapitalization Closing Date (February 18, 2012).  This summary of the Amendment Letter does not purport to be complete and is qualified in its entirety by reference to the Amendment Letter, which is attached as Exhibit 7.19 to the Amendment No. 1 to Schedule 13D filed by the THL Investors on March 9, 2011 and incorporated by reference in its entirety into this Item 6.

Item 7.  Material to be filed as Exhibits

EXHIBIT 7.01

Joint Filing Agreement, dated May 23, 2011

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   May 23, 2011

SILVER POINT CAPITAL, L.P.
By:	Silver Point Capital Management, LLC, its general partner

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

SILVER POINT CAPITAL MANAGEMENT, LLC

By:	/s/ Frederick H. Fogel
Name: Frederick H. Fogel
Title: Authorized Signatory

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O'Shea

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  May 23, 2011

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel

Name:	Frederick H. Fogel

Its:	Authorized Signatory

Silver Point Capital Management, LLC

By:	/s/ Frederick H. Fogel

Its:	Authorized Signatory

/s/ Edward A. Mulé Edward A. Mulé, individually

/s/ Robert J. O'Shea Robert J. O'Shea, individually